February 27, 2015

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Amy Miller

Re:	PIMCO Managed Accounts Trust (Registration Nos. 333-92415 and 811-09721)

Dear Ms. Miller:

I am writing on behalf of PIMCO Managed Accounts Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 41 (“Amendment No. 41”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 41 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 23, 2014 in connection with the annual update of the Trust’s Registration Statement for all existing series of the Trust (each, a “Portfolio” and, together, the “Portfolios”).

We received oral comments from you with respect to Amendment No. 41 via telephone on February 10, 2015. A summary of your comments and the Trust’s responses are set forth below. The responses below will be reflected, to the extent applicable, in Post-Effective Amendment No. 42 to the Trust’s Registration Statement, which the Trust expects to file on or around February 27, 2015, pursuant to Rule 485(b) under the Securities Act.

Prospectus

General

1.	Comment: Please remove footnote 3 to the Annual Portfolio Operating Expenses tables, as applicable (stating what the Total Annual Portfolio Operating Expenses would be excluding interest expense). This footnote is neither permitted nor required under Form N-1A and may suggest to shareholders that the expense ratio is lower than it actually is.

Response: The requested change will be made.

2.

Comment: With respect to the expense limitation agreement (the “Expense Limitation Agreement”) between the Trust and Pacific Investment Management Company LLC (“PIMCO” or the “Adviser”), please confirm that the Adviser is not permitted to recoup any fees waived or expenses reimbursed under the Expense Limitation Agreement, or, if the Adviser is permitted to recoup such fees and expenses, please disclose this fact and describe the circumstances under which any such recoupment could occur.

Response: The Trust confirms that the Adviser is not permitted to recoup any waived fees or reimbursed expenses under the Expense Limitation Agreement.

3.	Comment: With respect to the Expense Examples in the prospectus summaries, Form N-1A permits expense reimbursement or fee waiver arrangements to be reflected in the expense examples only in the period(s) for which such reimbursement or fee waiver is expected to continue. Given that (i) the Expense Limitation Agreement will continue in effect for so long as PIMCO serves as the investment adviser to the Portfolios pursuant to the Investment Advisory Contract between the Trust and PIMCO and (ii) the Investment Advisory Contract must be renewed on an annul basis, the applicable expense limitations under the Expense Limitation Agreement are only guaranteed to be in effect for one-year periods at a time. Accordingly, the Expense Examples should not reflect the applicable expense limitations after the first year.

Response: The Portfolios do not pay any fees, including an advisory or administrative fee, to PIMCO under the current Investment Advisory Contract between the Trust and PIMCO or the current Supervision and Administration Agreement between the Trust and PIMCO, and PIMCO, at its expense, is required to procure most supervisory and administrative services required by the Portfolios including, but not limited to, expenses of most third-party services providers (e.g., audit, custodial, legal, transfer agency, printing) and other expenses, such as those associated with insurance, proxy solicitations and mailings for shareholder meetings, tax services, valuation services and other services required for the Portfolios’ daily operations. In addition, pursuant to the Expense Limitation Agreement, so long as PIMCO serves as the investment adviser to the Portfolios, it has agreed to pay or reimburse all other operating expenses of the Portfolios, with the exception of extraordinary expenses, including extraordinary legal expenses and expenses incurred as a result of portfolio investments, such as any brokerage fees and commissions and other portfolio transaction expenses, costs, including interest expenses, of borrowing money or engaging in other types of leverage financing, fees and expenses of any underlying funds or other pooled vehicles in which the Portfolio invests, taxes, governmental fees and dividends and interest on short positions (collectively, “Portfolio Expenses”). The applicable expense limitations could therefore not be terminated so long as PIMCO continues to serve as adviser to the Portfolios.

The purpose of the foregoing arrangements is to ensure that the Portfolios do not pay any direct advisory, administrative, distribution or operational expenses, other than the Portfolio Expenses noted above.1 Accordingly, the Trust believes that it is accurate to treat the Expense Limitation Agreement as perpetual in nature and therefore reflect the effects of such Agreement in all Expense Example periods. The Trust further believes

1  However, each Portfolio is an integral part of “wrap-fee” programs, including those sponsored by investment advisers and broker-dealers unaffiliated with the Portfolio or PIMCO. Participants in these programs pay a “wrap” fee to the sponsor of the program.

that it would be misleading to suggest to shareholders that the Portfolios will incur expenses other than Portfolio Expenses during periods following the first year. In the event PIMCO ceases being the investment adviser to the Portfolios, the Trust’s disclosure would be updated and revised to reflect the new advisory arrangements, including any changes to the fee structure and/or expense limitation arrangements.

FISH Series C

4.	Comment: In the third paragraph of FISH Series C’s (for purposes of this Comment, the “Portfolio”) Principal Investment Strategies on page 2, the disclosure states that “[t]he Portfolio may invest without limitation in mortgage-related and other asset-backed securities, including mortgage-related and other asset backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.” Please note the Staff’s position that, for purposes of the Portfolio’s fundamental policy on industry concentration, privately issued mortgage-related and asset-backed securities represent an investment in an industry or group of related industries. Please consider revising this disclosure to clarify that the Portfolio’s investments in privately-issued mortgage-related and asset-backed securities are subject to the Portfolio’s limitation on industry concentration, or, alternatively, adopt a policy that the Portfolio will concentrate its investments in mortgage-related instruments.

Response: As stated in the Trust’s Statement of Additional Information, the Trust takes the position that, in the case of privately issued mortgage-related securities, mortgage-related securities do not represent interests in any particular “industry” or group of industries. Accordingly, the disclosure referenced above in this Comment is not inconsistent with the Trust’s industry concentration policy. The Trust therefore respectfully declines to make any changes to its disclosure in response to this Comment.

SAI

5.	Comment: With respect to the first paragraph on page 51 of the Trust’s Statement of Additional Information, reproduced below, please clarify and explain what it means to “focus” investments in issuers in a group of related industrial sectors and explain the differences between focusing investments in a group of related industrial sectors and concentrating investments in a particular industry.

Each Portfolio would be deemed to “concentrate” in a particular industry if it invested 25% or more of its total assets in that industry. The Portfolios’ industry concentration policy does not preclude the Portfolios from focusing investment in issuers in a group of related industrial sectors (such as different types of utilities). The Portfolios’ industry concentration policy does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities (or repurchase agreements with respect thereto).

Response: A Portfolio’s investments would be “concentrated” in an industry if 25% or more of such assets are invested in a particular industry classification. The Trust’s concentration policies regarding a particular industry are generally based on Standard Industrial Classification codes or other classifications determined by the Adviser that are reasonable and not so broad that the primary economic characteristics of the companies in a single class are materially different. A Portfolio’s investments may be “focused” to the extent that the Portfolio invests a substantial portion of its assets in a particular issuer, sector, market, asset class, country or geographic region such that the investments may share common characteristics, may be subject to similar business risks and regulatory burdens and may react similarly to market developments.

The disclosure noted above is intended to clarify that a Portfolio may invest in a group of related industrial sectors, and provides utilities as one example, without violating the Portfolio’s industry concentration policy.

* * * * *

On behalf of the Trust, we acknowledge that (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 202-626-3909) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Kind regards,

/s/ Nathan Briggs

Nathan Briggs

cc:	Peter Strelow
Joshua Ratner, Esq.
Vadim Avdeychik, Esq.
David C. Sullivan, Esq.

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